99.1

SEDI INSIDER ACTIVITY REPORT

Period: March 16–20, 2026 | Source: SEDI Issuer No. 5542 | All prices USD (NASDAQ)

WEEK SUMMARY

Total Shares Acquired	+60,000 common shares (open market)
Total Capital Deployed	USD $73,238
Average Price	$1.2178 per share
Trading Days	3 consecutive (March 16, 17, 18, 2026)
Other Activity	No other SEDI transactions filed during the week ending March 21, 2026

TRANSACTION DETAIL

Tx Date	Filed on SEDI	SEDI ID	SEDI Insider	Vehicle	Shares	Price (USD)	Value (USD)	Balance
2026-03-16	2026-03-17	4682439	Van Hyfte, Dirk M.H.	Charmquark EEN	+14,000	$1.2230	$17,122	1,842,365
2026-03-16	2026-03-17	4682437	Brands, Ingrid M.H.	Charmquark TWEE	+14,000	$1.2230	$17,122	1,842,365
2026-03-17	2026-03-18	4683299	Van Hyfte, Dirk M.H.	Charmquark EEN	+10,000	$1.2285	$12,285	1,852,365
2026-03-17	2026-03-18	4683298	Brands, Ingrid M.H.	Charmquark TWEE	+10,000	$1.2285	$12,285	1,852,365
2026-03-18	2026-03-19	4684355	Van Hyfte, Dirk M.H.	Charmquark EEN	+6,000	$1.2020	$7,212	1,858,365
2026-03-18	2026-03-19	4684351	Brands, Ingrid M.H.	Charmquark TWEE	+6,000	$1.2020	$7,212	1,858,365
Charmquark EEN (Van Hyfte) — Week Total					+30,000	Avg $1.2178	$36,619	1,858,365
Charmquark TWEE (Brands) — Week Total					+30,000	Avg $1.2178	$36,619	1,858,365
COMBINED - MARCH 16–20, 2026					+60,000	Avg $1.2178	$73,238

SEDI IDs are authoritative reference numbers.

UPDATED SEDI INSIDER POSITIONS

The following positions have been updated as a result of this week’s activity.

SEDI Insider	Vehicle	Prior Balance	New Balance	% O/S	Change
Van Hyfte, Dirk M.H.	Charmquark EEN	1,828,365	1,858,365	3.98%	+30,000
Brands, Ingrid M.H.	Charmquark TWEE	1,828,365	1,858,365	3.98%	+30,000